UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Seafarer Exploration Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

811733104

(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 811733104

1	Names of Reporting Persons Maximilian Thyssen
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 635,127,580 [1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 635,127,580 [1]
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 635,127,580 [1]
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 7.48% [2]
12	Type of Reporting Person (See Instructions) IN

[1]	Of the 635,127,580 shares reported, 561,827,580 shares are owned directly by Mr. Thyssen, and 73,300,000 are owned by Mr. Thyssen’s spouse, as to which 73,300,000 shares Mr. Thyssen disclaims beneficial ownership.

[2]	This percentage is based upon 8,491,638,962 shares of the Issuer’s common stock outstanding as of March 26, 2024.

Item 1.

(a)	Name of Issuer:

Seafarer Exploration Corp

(b)	Address of Issuer’s Principal Executive Offices:

14497 N. Dale Mabry Highway, Suite 209-N

Tampa, Florida 33618

Item 2.

(a)	Name of Person Filing:

Maximilian Thyssen

(b)	Address of Principal Business Office or, if None, Residence:

Arcus Inc.

601 21st St.

Suite 300

Vero Beach, FL 32960

Attention: Maximilian Thyssen

(c)	Citizenship:

Germany

(d)	Title and Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP No.:

811733104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

635,127,580 shares, 561,827,580 of which are owned directly by Mr. Thyssen, and 73,300,000 of which are owned by Mr. Thyssen’s spouse, as to which 73,300,000 shares Mr. Thyssen disclaims beneficial ownership.

(b)	Percent of Class:

7.48%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

635,127,580 shares, 561,827,580 of which are owned directly by Mr. Thyssen, and 73,300,000 of which are owned by Mr. Thyssen’s spouse, as to which 73,300,000 shares Mr. Thyssen disclaims beneficial ownership.

(ii)	Shared power to vote or to direct the vote:
0

(iii)	Sole power to dispose or to direct the disposition of:

635,127,580 shares, 561,827,580 of which are owned directly by Mr. Thyssen, and 73,300,000 of which are owned by Mr. Thyssen’s spouse, as to which 73,300,000 shares Mr. Thyssen disclaims beneficial ownership.

(iv)	Shared power to dispose or to direct the disposition of:
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2024

By:	/s/ Maximilian Thyssen
Name:	Maximilian Thyssen